

XSurgical, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Compilation Report

Years ended December 31, 2022 and
December 31, 2021





A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of XSurgical, Inc.

We have reviewed the accompanying statement of financial condition of XSurgical, Inc.(the "Company") as of December 31, 2022 and December 31, 2021 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

We are registered public accounting firm and are required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has negative working capital and an accumulated deficit during the year with negligible revenue. The above condition raises substantial doubt about the Company's ability to continue as a going concern. Further information and management's plan in regard to this uncertainty were also described in

Note 8. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP*)*

New Delhi, India
April 05, 2023

Statement of Financial Position

	Year Ended December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Accounts Receivable		15,172
Cash and Cash Equivalents	8,179	6,040
Total Current Assets	8,179	21,212
Non-current Assets		
Intangible Assets: Patents, net of Accumulated Amortization	212,000	239,000
Deferred Offering Costs	-	1,371
Total Non-Current Assets	212,000	240,371
TOTAL ASSETS	220,179	261,583
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,788	788
Related Party Payables	320,000	320,000
Total Current Liabilities	321,788	320,788
Long-term Liabilities		
Related Party Notes Payable	385,881	367,505
Total Long-Term Liabilities	385,881	367,505
TOTAL LIABILITIES	707,669	688,293
EQUITY		
Common Stock	10	10
Preferred Stock	114	43
Additional Paid in Capital	15,360	-
Accumulated Deficit	(502,974)	(426,763)
Total Equity	(487,490)	(426,710)
TOTAL LIABILITIES AND EQUITY	220,179	261,583

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue		
Cost of Revenue		
Gross Profit		
Operating Expenses		
Advertising and Marketing		
General and Administrative	30,835	6,807
Rent and Lease	-	-
Research and Development	-	
Amortization	27,000	27,000
Total Operating Expenses	57,835	33,807
Operating Income (loss)	(57,835)	(33,807)
Other Income		39,562
Interest Income	-	-
SBA Grant	-	-
Total Other Income	-	39,562
Other Expense		
Interest Expense	18,375	16,916
Other		
Total Other Expense	18,375	16,916
Provision for Income Tax	-	-
Net Income (Loss)	(76,210)	(11,160)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(76,210)	(11,160)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	27,000	27,000
Accounts Payable	1000	(39,412)
Prepaid Expenses	-	(1,371)
Accrued Liabilities	18,375	16,916
Account Receivable	15,172	(15,172)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	61,547	(12,040)
Net Cash provided by (used in) Operating Activities	(14,663)	(23,200)
FINANCING ACTIVITIES		
Sales of Preferred Stock Net of Offering Costs	16,802	43
Related Party Loans	-	26,730
Net Cash provided by (used in) Financing Activities	16,802	26,774
Cash at the beginning of period	= 6,040	= 2,467
Net Cash increase (decrease) for period	2,139	3,574
Cash at end of period	8,179	6,040

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	No. of Shares	$ Amount	No. of Shares	$ Amount			
Ending Balance 12/31/2020	5,100,000	1,148	-	-	113,677	(345,631)	(230,806)
Issuance of Preferred Stock, net of Offeringcosts		-	4,334	43	15,129	-	15,172
Amortization of Deferred Offering Costs	-	-	-	-	(15,129)	-	(15,129)
Prior Period Adjustment	-	(1,138)	-	-	(113,677)	(69,973)	(184,788)
Net Income (Loss)	-		-		-	(11,160)	(11,160)
Ending Balance 12/31/2021	5,100,000	10	4,334	43	-	(426,764)	(426,710)
Issuance of Preferred Stock, net of Offeringcosts	-	-	7,073	71	16,731	-	16,802
Amortization of Deferred Offering Costs	-	-	-	-	(1,371)	-	(1,371)
Prior Period Adjustment	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(76,210)	(76,210)
Ending Balance 12/31/2022	5,100,000	10	11,407	114	15,360	(502,974)	(487,490)

XSurigcal, Inc.
Notes to the Unaudited Financial Statements
December 31, 2021 & December 31, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

XSurgical, Inc. ("the Company") was formed in Delaware on February 9th, 2018. The Company is in the process of developing a remotely controlled surgical robot employing AI, which can be deployed in situations of disaster recovery, battlefield and even travels into space. Currently, the Company is working on the third iteration of its robot, the Gamma, at its laboratory in Cambridge MA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Intangible Assets</u>

Please see "Note 3" regarding the Company's intangible asset.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity based compensation</u>

The Company has authorized a Stock Option Plan for 1,500,000 shares of Common Stock. None have been granted.

<u>Income Taxes</u>

 The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carry forwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2018, the Company entered into a Shareholder Agreement with an entity from Italy ("the Entity") and the Company's owner ("the Owner"). The Entity and Owner own 81.4% and 18.6% of the Company, respectively. Upon certain triggering events of the Entity or Owner, their respective shares may be purchased by the Company at a price calculated by multiplying the fair market value of the Company then determined by a CPA, by a fraction consisting of number of shares owned by the withdrawing party as the numerator, and the total number of shares outstanding as the denominator. Each year there is a net profit, both the Entity and Owner are entitled to 30% of distributable dividends in proportion to their ownership interest in the Company.

The Company had outstanding loans from the entity of amounting $385,881 (inclusive of $59,150 in accrued interest) and $367,505 (inclusive of $40,775 in accrued interest) as of December 31, 2022 and December 31, 2021 respectively for the purposes of developing medical devices. These loans carry an interest rate of 5% and are due on demand.

The Company had outstanding accounts payable totaling $320,000 as a result of the following transactions.

In 2018, the Company purchased the Entity's Research & Development asset that consisted of a prototype of a non-operating surgical robot for $170,000.

In 2019, the Company purchased the Entity's Intellectual Property asset consisting of patents for $150,000. The ending balance of these intangible assets, net of amortization is $212,000 & $239,000 as of December 31, 2022 and December 31, 2021, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

In January 2023, the Company was assessed a fine of $25,000 from the IRS for late communication. This fine has been appealed and is expected to be withdrawn. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3" regarding loans from a Related Party.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	405,175
2024	257,968
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of Common Stock with a par value of $0.01 per share. 5,100,000 shares were issued and outstanding as of 2022.

The Company has authorized 5,000,000 shares of Preferred Stock with a par value of $0.01 per share. Of those, 2,000,000 shares were Preferred A and 1,250,000 shares were Preferred A-1, and 1,750,000 were undesignated in series. 7,073 and 4,334 Preferred A-1 shares were issued during the year ended December 31, 2022 and December 31, 2021 respectively @$4 per share inclusive of bonus shares of 409 and 541 during the year ended December 31, 2022 and December 31, 2021 respectively.

The Board of Directors may declare and pay dividends upon the outstanding shares of the Company from time to time as they deem advisable. Both classes of Preferred Shareholders are not entitled to any votes; however, they may receive dividends if declared. Furthermore, the 2M shares held by Preferred A shareholders are entitled to 6% return on their capital contributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 05, 2023. In January 2023, the Company was assessed a fine of $25,000 from the IRS for late communication. This fine has been appealed and is expected to be withdrawn.

NOTE 8 – GOING CONCERN

The Company had working capital of ($313,609) and ($314,748) and an accumulated deficit of ($502,974) and ($426,764) as of December 31, 2022 and December 31, 2021 respectively. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow from operations to meet its obligations and/or obtaining additional financing as may be required. The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the above condition raises substantial doubt about the Company's ability to do so. The entity has not commenced principal operations and realized losses and negative cash flows from operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.